UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     Warrell, Jr., Raymond P.
     c/o Genta Incorporated
     99 Hayden Avenue
     Lexington, Massachusetts 02421

2. Issuer Name and Ticker or Trading Symbol

   Genta Incorporated, GNTA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |1/13/ | P  |  |  1,000          | A |    $6.75  |                   |      |                           |
$.001                      |00    |    |  |                 |   |           |                   |      |                           |
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Common Stock, par value    |1/25/ | P  |  |    500          | A |    $8.13  |                   |      |                           |
$.001                      |00    |    |  |                 |   |           |                   |      |                           |
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Common Stock, par value    |1/25/ | P  |  |  2,000          | A |    $8.75  | 1,500             |  D   |                           |
$.001                      |00    |    |  |                 |   |           |                   |      |                           |
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                           |      |    |  |                 |   |           | 1,000(1)          |  I   |   By Spouse               |
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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).


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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
Options (right to     | $2.67  |12/1/| A  |V| 4,762,262 |   | (2) | (2) |Common Stock,|4,762,| (2)   |4,762,262   | D |            |
purchase)             |        |99   |    | |           |   |     |     |par value    |262   |       |            |                |
                      |        |     |    | |           |   |     |     |$.001        |      |       |            |                |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:

(1) Represents shares held by the reporting person's spouse's individual retirement account. The reporting person disclaims beneficial ownership of these shares.

(2) On December 10, 1999, the reporting person filed a Form 3 indicating a grant of options to acquire 3,100,000 shares of common stock at an exercise price of $2.68. Such information was based on a term sheet that had been initialed by the issuer and the reporting person and such grant was contingent upon the signing of an employment agreement between the issuer and the reporting person. Table II to such Form 3 is hereby amended to reflect the resolution of certain ambiguities found in the term sheet and clarified in the final employment agreement and accompanying stock option agreement. These options are not exercisable until the issuer has amended its charter to increase the authorized shares of common stock and are subject to certain other contingencies more fully described in the issuer's definitive proxy statement on Form 14A filed with the Securities and Exchange Commision on April 17, 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


SIGNATURE OF REPORTING PERSON

/s/ Raymond P. Warrell
-----------------------------
** Signature of Reporting Person

May 8, 2000
--------------
Date

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